Exhibit (a)(1)(K)

FORM OF INFORMATIONAL EMAIL

From: Xeris Pharmaceuticals, Inc.

Re: Option Exchange Program

Hi Everyone,

Per the email from Paul below, you will be receiving an email tomorrow from uwso@aon.com if you have Options that are eligible for the Option Exchange Program. Additional information on the process, as well as how to access the options exchange site, will be included in that email. You’ll see your individual details on the site.

We will be scheduling presentations within the next few weeks to walk through the process, and answer any questions about the site.

Jennifer Bozarth

From: Xeris Pharmaceuticals, Inc.

Re: Proposed Option Exchange Program

Dear Colleagues;

Yesterday afternoon, we filed a preliminary proxy with the SEC that states we are seeking stockholder approval of an option exchange program. This program is not yet approved. To implement, we would have to seek and obtain shareholder approval, which we will endeavor to do this fall. If approved, this program would allow us to offer employees and consultants, who are not executive officers or members of our Board of Directors, the opportunity to exchange significantly out-of-the-money stock options for the issuance of new stock options that will be exercisable for fewer shares of our common stock at a potentially considerably improved strike price. We believe that it will provide a cost-effective retention and incentive tool in order to continue to retain and motivate our non-executive employees and consultants.

The Option Exchange Program is subject to stockholder approval and additional Board approval. We will have more information to share following the Special Meeting of Stockholders.

Regards,

Paul R. Edick